UBS AG Postfach CH-8098 Zurich Tel +41-44-234 11 11 Deputy Group General Counsel Group Corporate, Transactions & Governance

Ms. Stephanie Ciboroski Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission Washington, DC 20549	Louis Eber HGBT GLW9 ENL Bahnhofstrasse 45 8098 Zurich Tel. +41-44-234 59 54 Fax +41-44-234 87 15 louis.eber@ubs.com www.ubs.com

August 13, 2012

Re:	UBS AG Form 20-F for the fiscal year ended December 31, 2011

Form 6-K furnished July 31, 2012

Dear Ms. Ciboroski:

We have received your letter dated August 10, 2012, outlining comments from your office with respect to certain accounting and other issues raised by the captioned filings of UBS AG.

We are working diligently on preparing written responses to the several issues raised, including supplemental materials to be provided to the Commission. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to discuss the issues, and the commitments as to future disclosure that the SEC is requesting us to make, internally among numerous senior members of management, some of whom are away from the office on summer holidays.

We expect to be in a position to supply our full response to your comments by September 10, 2012.

Please contact us if you have any concerns about this.

Very truly yours,

/s/ Louis Eber	/s/ Sarah Starkweather

Louis Eber	Sarah Starkweather
Group Managing Director	Director